07020037

82-34643

Rule 12g3-2(b) File No: ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

RECEIVED
2007 JAN -3 P 12:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date December 27, 2006
Contact Martina C. Schuler

Unaxis Holding

SUPPL

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

M. C. Schuler
Corporate Communications

PROCESSED
JAN 08 2007
THOMSON FINANCIAL

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

dw 1/5

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, December 27, 2006 – According to an announcement by Zürcher Kantonalbank, Bahnhofstrasse 9, 8001 Zurich, Switzerland, dated December 22, 2006, on December 18, 2006, said institution held a total of 2 540 628 registered shares in OC Oerlikon Corporation AG, Pfäffikon, corresponding to 17.96 % of the voting rights.

According to an announcement by Zürcher Kantonalbank, Bahnhofstrasse 9, 8001 Zurich, Switzerland, also dated December 22, 2006, on December 19, 2006, said institution held a total of 22.80 % of the voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 2 506 601 registered shares (17.72 %)
- 7 480 370 call options (3.85 %)
- 11 695 970 short put options (1.22 %)

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation
Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.